Exhibit 99.1

CENTOGENE Reports Fourth Quarter and Fiscal Year 2021 Financial Results

- Full Year 2021 Total Revenue Growth of 48%, and 11% in Core Business Segments, Exceeds Guidance

- Focus on Pharma and Diagnostics to Position for Strong Performance in 2022

- Closed $62 million Financing Round and on Track to Exit COVID-19 Business

- Management to Host Conference Call at 2 p.m. CET/8 a.m. ET Today

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, March 30, 2022 (GLOBE NEWSWIRE)

Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced financial results for the fourth quarter and fiscal year ended December 31, 2021, and provided a business update.

“2021 was a transformative year, during which we further reinforced our position as the partner of choice for partners seeking innovative, new approaches to diagnose and treat rare and neurodegenerative diseases,” stated Kim Stratton, Chief Executive Officer at CENTOGENE. “In the fourth quarter of 2021, we recorded solid quarter-over-quarter revenue growth in our core business diagnostics and pharma. We are well positioned and anticipate continued strengthening of our core business through 2022, as we specifically focus on biopharma to deliver on existing partnerships, while also expanding and converting our pipeline of partnership opportunities. Our commitment to maintaining our position as the partner with the most comprehensive clinically relevant data set available for research and development purposes in rare and neurodegenerative diseases remains resolute.”

Fourth Quarter 2021 Financial Highlights

●	Overall revenues of €42.9 million were recorded in Q4 2021, a 39% decrease compared to €70.3 million in Q4 2020, driven primarily by the anticipated decrease of the COVID-19 testing business, partially offset by growth in the Company’s Pharma and Diagnostics segments (“Core Business”). As expected, revenues from the COVID-19 segment decreased from €59.8 million in Q4 2020 to €28.9 million in Q4 2021 as the Company is preparing to exit this business
●	Revenues from the Core Business increased by 34%, driven by revenues from the Diagnostics segment of €7.5 million in Q4 2021, an increase of 30% compared to €5.8 million in Q4 2020, and revenues from the Pharma segment of €6.5 million in Q4 2021, an increase of 39% versus €4.7 million in Q4 2020.
●	Net loss of €12.3 million in Q4 2021, compared to net profit of €3.4 million in Q4 2020
●	Total segment adjusted EBITDA of €11.9 million was recorded in Q4 2021 compared to €28.2 million in Q4 2020. This mainly reflects the adjusted EBITDA contribution from COVID-19 testing having decreased by €16.5 million year-over-year, partially offset by a stronger adjusted EBITDA contribution from the Pharma and Diagnostics segments

Full Year 2021 Financial Highlights

●	Overall revenues of €189.9 million were recorded in FY 2021, a 48% increase compared to €128.4 million in FY 2020. This was driven by higher revenues from the COVID-19 testing business in FY 2021 as well as year over year revenue growth in the Core Business
●	Revenues from Core Business were €43.5 million in FY 2021, an increase of 11% compared to €39.1 million in FY 2020, driven mainly by Diagnostics segment growth of 26%
●	Revenues from COVID-19 testing were €146.4 million in FY 2021, an increase of 64% from €89.3 million in FY 2020
●	The gross profit margin was 15% in FY 2021, compared to 35% in FY 2020. The decrease was driven by the margin development in the COVID-19 testing business. This was partially offset by a 20% gross margin improvement in the Core Business
●	The net loss was €46.9 million in FY 2021, compared to a net loss of €21.4 million in FY 2020
●	The total segment adjusted EBITDA was €29.5 million in FY 2021 compared to €41.0 million in FY 2020 from the Company’s Pharma, Diagnostics, and COVID-19 testing segments. This mainly reflected the adjusted EBITDA contribution from COVID-19 testing having decreased by €16.5 million year-over-year which was partially offset by a stronger adjusted EBITDA contribution from the Diagnostics segment
●	Cash and cash equivalents were €17.8 million as of December 31, 2021, compared to €48.2 million for the period ending December 31, 2020. The reported cash position per year-end 2021 does not reflect proceeds from the debt and equity financing completed in February 2022

“We are pleased to have exceeded the revenue guidance we forecasted for the year 2021. With the completion of the financing earlier this year, CENTOGENE is operating from a stable financial position, allowing us to deliver on our strategic initiatives, while ensuring efficiency and prudence in our operational execution,” added Miguel Coego, EVP Finance & Legal and Interim Chief Financial Officer of CENTOGENE.

Recent Business Highlights

Corporate

●	Closed $62 Million aggregate equity and debt financings to support growth plan, including €15 million (approx. $17 million) private placement from leading growth investors and a $45 million senior secured loan from Oxford Finance
●	Appointed new executive and Supervisory Board leadership, including Kim Stratton as CEO and Dr. Andreas Busch as Vice Chairman of the Supervisory Board
●	Added approximately 24,000 individuals to CENTOGENE’s rare disease-centric Bio/Databank in Q4 2021, bringing the total number of individuals added in FY 2021 to 94,000. This Bio/Databank is a one-of-a-kind real-world data repository which includes samples as well as data and cell lines for rare, metabolic, and neurodegenerative diseases from patients from over 120 countries
●	Authored 10 peer-reviewed scientific publications in Q4 2021, focused on generating critical insights into an array of diseases, including Parkinson’s disease

Pharma

●	Continued partnership with Pfizer under Data Access and Collaboration R&D Agreement to advance the discovery and validation of novel genetic targets as candidates for the development of new therapies for rare diseases
●	Enrolled first patients in an ongoing clinical study partnered with Alector, Inc. targeting data-rich genetic testing for more than 3,000 frontotemporal dementia (FTD) patients
●	Expanded the clinical development partnership with Agios Pharmaceuticals to provide genomics and centralized lab support for Agios’ three global, pivotal trials in thalassemia and sickle cell disease
●	Joined forces with Insilico Medicine for Niemann-Pick Disease Type C (NPC) target discovery, leveraging CENTOGENE’s Bio/Databank and Artificial Intelligence (AI) to accelerate orphan drug development
●	Received a digital healthcare innovation award for the Company’s Artificial Intelligence (AI) platform for biomarker discovery
●	Currently leading 10 observational longitudinal clinical studies to validate/monitor biomarkers. The pilot study HPP Genetics and HAEKA project have been completed and reported to our pharma partners

Diagnostics

●	Released CentoCloud, a cloud-based, global bioinformatics solution enabling decentralized analysis, interpretation, and quality reporting for laboratories around the world
●	Signed a collaboration with TWIST Bioscience on the development and commercialization of custom assay kits for rare diseases
●	Reported order intake of 15,300 test requests in Q4 2021, which represents a 30% increase compared to 11,750 in the same period in 2020.

COVID-19 Testing

●Processed 456,100 test requests for SARS-CoV-2 testing in Q4 2021
●Initiated the phase out of the COVID-19 testing services by the end of Q1 2022.

2022 Financial Guidance

The Company has issued 2022 annual guidance and expects total revenues to be in the range of €68 million to €70 million. The portion of total revenues derived from COVID-19 testing is expected to be approximately €18 million with expected phaseout at the end of Q1 2022. The Company expects year-over-year growth in Core Business revenues (i.e., revenues derived from the Pharma and Diagnostics segments) to be between 15% to 20%.

Conference Call Information

Management will host a conference call at 2 p.m. CET/8 a.m. ET on March 30, 2022, to discuss financial results and recent developments. To access the conference call and webcast, please register at: http://emea.directeventreg.com/registration/5737758

Upon registering, each participant will be provided with Participant Dial-in information, a Direct Event Passcode, and a unique Registrant ID. Registrants can then join up to 10 minutes prior to the start of the call.

The webcast of the conference call will also be available on the Investor Relations page of the Company’s website at http://investors.centogene.com.

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About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 650,000 individuals representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2021, the Company collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 30, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Ben Legg

Corporate Communications

Press@centogene.com

Stern IR
Brendan Payne

+1 (212) 698 8695

brendan.payne@sternir.com